Exhibit 19.1

READING INTERNATIONAL, INC.

AND SUBSIDIARIES

INSIDER TRADING POLICY

This policy (this “Policy”) is effective as of October 18, 2024, and supersedes all previous insider trading policies adopted by our Board of Directors.

Introduction

Federal and state securities laws generally prohibit any person who is aware of material non-public information about a company from trading in securities of that company. These laws also prohibit such person from disclosing material non-public information to other persons who may trade on the basis of that information.

This Policy relates to the trading of the securities of Reading International, Inc. (“Reading”) has been adopted by the Board of Directors of Reading with respect to the employees, officers, managers and directors of Reading.  It has also been adopted by the governing bodies of each of the subsidiaries of Reading with respect to the employees, officers, managers and directors of each such subsidiary with respect to trading in the securities of Reading.

As used in this Policy, the term “our Company” means individually and without differentiation Reading and each of such adopting subsidiaries. The term the “Reading Consolidated Group”) means Reading and each of its subsidiaries.  Terms such as “our” or “we” similarly refer to Reading and each such adopting subsidiary, as applicable.  For convenience, the General Counsel of Reading also serves as General Counsel for each of our adopting subsidiaries.

It is your responsibility to comply with the securities laws and this Policy. If you have questions about this Policy, please contact our General Counsel. Information on how to contact the General Counsel is set forth under the heading "Company Assistance."

Certifications

All new employees must sign a certificate confirming that they have read and understand this Policy. We may also require an annual certification of compliance with this Policy by all directors and all officers with the title of Vice President (or equivalent title). However, failure to read this Policy or sign a confirmation certificate does not excuse you from complying with this Policy.

Persons Subject to This Policy

If you are an employee, manager, officer, or member of the Board of Directors (hereinafter a "director") of our Company, then this Policy applies to you.

If this Policy applies to you, then it also applies to your family members who reside with you,

anyone else who lives with you, any family members who do not live with you but whose transactions in Reading securities are subject to your influence or control (such as parents or children who consult with you before they trade in Reading securities) and any entity whose transactions in Reading securities are controlled by you. You are responsible for making sure that these other persons and entities comply with this Policy.

In addition to this Policy, our directors, executive officers and certain other designated persons who have access to material non-public information about us are subject to a supplemental policy that imposes additional restrictions on their trading in Reading securities.

If you possess material non-public information regarding us at the time your employment or other services with us terminates, you remain subject to this Policy until the information has been publicly announced by us or is no longer material.

Trading and Disclosure Restrictions

The following trading and disclosure restrictions apply to all of our employees, managers, officers and directors:

•

If you have material non-public information regarding Reading or any other member of the Reading Consolidated Group, you must not trade or advise anyone else to trade in Reading securities until that information has been publicly disclosed.

•

If you have material non-public information regarding any other company that you obtained from your employment or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until that information has been publicly disclosed.

•

You must not disclose any material non-public information concerning Reading or any other member of the Reading Consolidated Group (or concerning any other company that you obtained from your employment or relationship with us) to anyone inside the Reading Consolidated Group whose job does not require the person to have that information or outside the Reading Consolidated Group unless the disclosure is made in accordance with our Company's disclosure and external communications policies (or is made to our Company's attorneys, accountants, bankers and others with whom our Company or such other member of the Reading Consolidated Group has a confidential or fiduciary relationship).

•

You may not purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, specifically designed to hedge or offset any decrease in market value of Reading securities held by you (rather than a general market hedge against investments in entertainment and real estate companies).

•	You may not purchase Reading stock as part of your Company 401(k) plan.

Transactions Covered by This Policy

This Policy applies to any purchase or sale of Reading securities, including Reading common stock, options to purchase Reading common stock, any other type of securities that Reading may issue, such as preferred stock, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving

Reading securities.

Notwithstanding this general rule, this Policy contains certain exceptions that are discussed in more detail below.

Definition of Material Non-public Information

Material information. Information about Reading (or any other member of the Reading Group of Companies is "material" if there is a substantial likelihood that a reasonable stockholder or investor would consider it important in making a decision to buy, sell or hold Reading securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about Reading. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of Reading securities. Both positive and negative information may be material. Information that could be material about Reading includes any of the following information related to Reading or any one or more of the other members of the Reading Group of Companies:

•	earning estimates (including changes of previously announced estimates)

•	a significant change in the operations, projections or strategic plans

•	a potential merger or acquisition

•	a potential sale of significant assets or subsidiaries

•	the gain or loss of a major supplier or customer

•	a significant pricing change in our services

•	a declaration of a stock split, a public or private securities offering by us or a change in our dividend policies or amounts

•	a change in senior management

•	significant litigation or government agency investigations

Non-public information. Non-public information is information that is not generally available to the investing public. If you are aware of material non-public information, you may not trade until the information has been widely disclosed to the public and the market has had sufficient time to absorb the information. For purposes of this Policy, information will generally be considered public after the second full trading day following Reading’s public release of the information. For example, if we publicly disclosed the information on a Tuesday, the first day that trading could occur would be on Friday.

If you are not sure whether information is material or nonpublic, consult with our General Counsel for guidance before engaging in any transaction in Reading securities.

Unauthorized Disclosure of Material Non-public Information

You are prohibited from disclosing any material non-public information concerning Reading or any other member of the Reading Consolidated Group (or any other company that you obtained from your employment or relationship with us) to anyone inside the Reading Consolidated Group whose job does not require the person to have that information or outside our Company unless the disclosure is made in accordance with our Company's disclosure and external communications policies.

Reading is subject to laws that govern the timing of our disclosures of material information to the public and others. Our Disclosure Policy provides that only certain designated employees may communicate on behalf of our Company with the news media, securities analysts and investors. Those persons are currently designated as the Chief Executive Officer and the Chief Financial Officer. Directors, officers, managers and any other employees should not entertain any discussion with news media, securities analysts or investors on behalf of our Company or any other member of the Reading Group of Companies without the specific authorization of our Chief Executive Officer or our Chief Financial Officer. All inquiries from outsiders regarding material non-public information about our Company or any other member of the Reading Consolidated Group should be forwarded to our Company's Chief Financial Officer and Chief Executive Officer. Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

"As to these types of matters, the Company's spokespersons are our Chief Financial Officer and Chief Executive Officer. If there is any comment, they would be the ones to contact."

Consequences of Violating Insider Trading Laws or This Policy

The consequences of violating the securities laws or this Policy can be severe. They include the following:

Civil and criminal penalties. If you violate the insider trading or tipping laws, you may be required to

•pay civil penalties up to three times the profit made or loss avoided

•pay a criminal penalty of up to $5 million

•serve a jail term of up to 20 years.

In addition, our Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties, if they did not take appropriate steps to prevent illegal trading.

Company Discipline. If you violate this Policy or insider trading or tipping laws, you may be subject to disciplinary action by our Company, up to and including termination. A violation of this Policy is not necessarily the same as a violation of law and we may determine that specific conduct violates this Policy, whether or not the conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting Of Violations. Any employee, officer, manager or director who violates this Policy or any federal or state laws governing insider trading or tipping, or any officer, manager or director who knows of any such violation by any other employee, officer, manger or director, must report the violation immediately to our General Counsel.

Exceptions to This Policy

This Policy does not apply to your exercise of an employee stock option. It also does not apply to your election to have our Company to withhold shares subject to an option to satisfy tax withholding requirements. This Policy does, however, apply to sales of shares received upon exercise of an option, including any broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Post-Termination Transactions

This Policy will continue to apply to you after your employment or service has terminated with our Company until such time as any material non-public information that you possessed when your service terminated has become public or is no longer material.

Company Assistance

If you have a question about this Policy or whether it applies to a particular transaction, contact our General Counsel for additional guidance at 844-884-1797 or by email to GeneralCounsel@ReadingRDI.com.

Confirmation Certificate

I have been provided with a copy of our Company’s Insider Trading Policy. I acknowledge that I have read the Insider Trading Policy and understand my responsibilities under it. I further acknowledge that I should contact our Company’s General Counsel if I have any questions or concerns.

Print Name/ Title:

Signature:

Date: